Filed by: MSG Networks Inc.

Commission File No.: 1-34434

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MSG Networks Inc. (Commission File No.: 1-34434)

Date: March 26, 2021

To:	All MSGN Employees
From:	Andrea Greenberg
Subject:	MSG Networks and MSG Entertainment

This morning, we announced that an agreement has been reached for MSG Entertainment to acquire MSG Networks. We believe that this transaction would benefit both companies, as together, our businesses would be stronger and better positioned to support our long-term plans. For MSG Networks, that would mean benefiting from being part of a larger company with significant growth potential.

MSG Entertainment and MSG Networks share a long history, and this would clearly be a homecoming for MSG Networks as we would, once again, join forces to build on a shared legacy of delivering exceptional entertainment and media experiences. We are continuing to work through the transaction and expect to close the transaction in the third quarter of calendar 2021. Until then, let’s stay focused on the work at hand and continue to bring the passion and dedication that make MSG Networks such a great success. Thank you for all you do to make that success a reality.

We will keep you updated as we have more information to share. If you have any questions in the meantime, please feel free to reach out to me or your manager.

Thank you.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between MSG Entertainment and MSG Networks. In connection with the proposed transaction, MSG Entertainment and MSG Networks intend to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of MSG Entertainment and MSG Networks that also constitutes a prospectus of MSG Entertainment. MSG Entertainment and MSG Networks may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which MSG Entertainment or MSG Networks may file with the SEC. INVESTORS AND SECURITY HOLDERS OF MSG ENTERTAINMENT AND MSG NETWORKS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by MSG Entertainment and MSG Networks from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by MSG Entertainment will be made available free of charge on MSG Entertainment’s investor relations website at http://investor.msgentertainment.com. Copies of documents filed with the SEC by MSG Networks will be made available free of charge on MSG Networks’ investor relations website at http://investor.msgnetworks.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

MSG Entertainment, MSG Networks and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of MSG Entertainment and MSG Networks securities in respect of the proposed transaction under the rules of the SEC. Certain information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Form S-4 and joint proxy statement/prospectus regarding the proposed transaction (when available) and other relevant materials to be filed with the SEC by MSG Entertainment and MSG Networks. Information regarding MSG Entertainment’s directors and executive officers is available in MSG Entertainment’s proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on October 27, 2020. Information regarding MSG Networks’ directors and executive officers is available in MSG Networks’ proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on October 21, 2020. These documents will be available free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. However, the absence of these words does not mean that the statements are not forward-looking.

These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. Any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and actual results, developments and events may differ materially from those in the forward-looking statements as a result of various factors, including, but not limited to, the following factors: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; MSG Entertainment’s and MSG Networks’ ability to effectively manage the impacts of the COVID-19 pandemic and the actions taken in response by governmental authorities and certain professional sports leagues; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with respect to the proposed transaction between MSG Entertainment and MSG Networks or otherwise cause the transaction not to occur; the risk that the conditions to the closing of the proposed transaction between MSG Entertainment and MSG Networks may not be satisfied or waived, including the risk that required approvals from the stockholders of MSG Entertainment and MSG Networks, regulatory clearances and other approvals are not obtained; the risk that the anticipated tax treatment of the proposed transaction between MSG Entertainment and MSG Networks is not obtained; potential litigation relating to the proposed transaction between MSG Entertainment and MSG Networks; uncertainties as to the timing of the consummation of the proposed transaction between MSG Entertainment and MSG Networks; the risk that the proposed transaction disrupts the current business plans and operations of MSG Entertainment or MSG Networks; the ability of MSG Entertainment and MSG Networks to retain and hire key personnel; unexpected costs, charges or expenses resulting from the proposed transaction; potential adverse reactions or changes to the business relationships of MSG Entertainment and MSG Networks resulting from the announcement, pendency or completion of the proposed transaction; financial community and rating agency perceptions of each of MSG Entertainment and MSG Networks and its business, operations, financial condition and the industry in which it operates; and the potential impact of general economic, political and market factors on MSG Entertainment and MSG Networks or the proposed transaction. These risks, as well as other risks associated with the proposed transaction between MSG Entertainment and MSG Networks, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of these factors.

In addition, future performance and actual results are subject to other risks and uncertainties that relate more broadly to MSG Entertainment’s and MSG Networks’ overall business and financial condition, including those more fully described in MSG Entertainment’s and MSG Networks’ filings with the SEC including their respective Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q and other SEC filings, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein. Forward-looking statements speak only as of the date made, and MSG Entertainment and MSG Networks each disclaim any obligation to update or revise any forward-looking statements except as required by applicable law.